CBD Announces Second Quarter
2006 Results

São Paulo, Brazil, August 8, 2006 - Companhia Brasileira de Distribuição (CBD) – (BOVESPA: PCAR 4, NYSE: CBD), announces its second quarter 2006 results. The Company's operating and financial information, unless otherwise indicated, is presented on a consolidated basis and denominated in Reis, in accordance with the Brazilian Corporate Law. Comparisons in this document relate to 2005 and the first quarter of 2006 results.

Highlights

Financial	Operating
     Net sales totaled R$ 3,333.3 million in the 2Q06, a 5.6% increase year-over-year;

     Gross margin reached 29.1% in the quarter, due to the Easter promotional period and the strategy adopted by the Company of investing in price competitiveness;

     EBITDA amounted to R$ 261.5 million in the quarter, with a 7.8% margin. In the 1H06, EBITDA amounted to R$ 539.3 million, with an 8.1% margin;

Recorded net income totaled R$41.0 million in the 2Q06 with a net margin of 1.2%. In the 1H06, it amounted to R$ 101.2 million, with a net margin of 1.5%.	CBD carried out an ample price revision in all of its Business Units: over 2,500 prices were revised, representing approximately 90% of the Company's sales;

     The performance of the Extra/Extra-Eletro Business Unit was one of the highlights of the period, due to the higher presence of non-food products in the sales mix;

     CBD adopted a more aggressive price reduction strategy in Rio de Janeiro so that the Sendas flag could face the stiff competition in this region;

FIC (Financeira Itaú CBD) revenues increased 34% in the second quarter as compared to the first quarter as a result of the sales of products offered in 323 stores of CBD.

Companhia Brasileira de Distribuição (CBD) is the largest Brazilian retailer, with 536 stores in 15 Brazilian states. It operates under three formats: supermarkets (Pão de Açúcar, CompreBem and Sendas), hypermarkets (Extra) and consumer electronics/home appliance stores (Extra-Eletro).

Sales Performance Same Store Sales grew 2.5% in the period.

CBD’s gross sales totaled R$ 3,977.3 million in the 2Q06, a 4.9% increase year-over-year. Net sales amounted to R$ 3,333.3 million, a 5.6% growth as compared to 2005.

Sales based on the same store concept increased 2.5% in the quarter due to the strong influence of the performance of non-food products, which continue to present fairly high growth rates (18.6%), whereas the performance of food products (-2.4%) was still influenced by price deflation in items such as meat and poultry and fresh products. The Extra/Extra-Eletro Division was one of the highlights of the period, as a result of the increase in the presence of non-food products in its sales mix.

The consumption environment is still highly retracted for the food sector, and the continued price deflation in some product categories affected the Company’s sales performance. However, at the end of the quarter, CBD put into practice its price reduction strategy to increase its competitiveness, pursuing higher assets turnover and market share gains.

Note: ‘Same-store’ sales figures refer to only those stores that have been operational for at least 12 months.

Operating Performance Focus on price competitiveness and expense reductions.

The following comments on operating performance refer to CBD’s consolidated numbers, which fully include the operating results of Sendas Distribuidora (a partnership of CBD with the Sendas chain, in the state of Rio de Janeiro).

The focus of CBD’s initiatives in the first half was the reduction of expenses aimed at implementing a sustainable price competitiveness strategy, which will lead to market share gains. Part of the efficiency gains obtained to date was transferred to product prices. Coupled with that, the Company also attempted to enhance the relationship with its suppliers, based on the development of partnerships focused on growth and profitability.

These strategic initiatives are expected to be developed during the second half of 2006 and the first half of 2007, when the same store concept should reach a higher sales level.

CBD is at the beginning of the learning curve of the strategy it adopted, which is aimed at improving price competitiveness. Its consolidation will depend upon the reaction of consumers and the elasticity of sales in relation to prices. The Company believes that one decisive factor for this plan to succeed will be to consistently establish among consumers the perception of competitive prices in all its flags.

Gross margin reached 29.1% in the quarter More competitive prices have an impact on gross margin.

Gross income amounted to R$ 971.1 million in the 2Q06, and gross margin was 29.1%, lower than the 30.5% gross margin recorded in the same period of the previous year. This performance is a result of a period in which more promotions were carried out and of a more competitive pricing policy adopted by the Company.

Introduced in the beginning of the year, the Dinâmica Comercial project changed the Commercial area organizational model (now Purchasing and Category Management are managed by a single executive board) and continues to present substantial advances. Its implementation was fundamental for initiating the strategy of higher competitiveness at the end of the 2Q06. CBD carried out a comprehensive price revision, which involved all Divisions, aimed at reducing discrepancies vis-à-vis the competition. As a result, over 2,500 prices were revised, representing approximately 90% of the Company’s sales.

Operating Expenses Operating Expenses reached lower levels than those of 2005, net of nonrecurring expenses and additional leasing expenses.

Selling expenses as a percentage of net sales expenses was 17.8% in the 2Q06, virtually the same level when compared to the same period in the previous year (17.7%). Additional leasing expenses related to the leasing of 60 stores from the Diniz family, amounting to R$ 28.2 million, were not reflected in the previous year and contributed to this result. Net of this item, selling expenses would represent 16.9% in the period.

Administrative expenses fell slightly in relation to the previous year, from 3.6% to 3.5% as a percentage of net sales expenses. In absolute terms, this item increased only 3.2%, less than the sales growth in the period (5.6%) and the salary raise (5%) granted by the Company as from September 2005.

Nonrecurring expenses in turn amounted to R$ 5 million in the quarter (R$ 4 million of selling expenses and R$ 1 million of general and administrative expenses), as a result of restructuring expenses. Net of the effect of the above-mentioned leasing and nonrecurring expenses, the item ‘operating expenses as a percentage of net sales expenses’ would have been 20.3% in the 2Q06 (versus 21.3% in the previous year).

Another relevant point was that sales performance was still very unfavorable to expenses dilution in the quarter.

7.8% EBITDA Margin EBITDA pressured by more competitive prices, leasing expenses and nonrecurring expenses

In the quarter, EBITDA decreased 10.3% in comparison to the previous year and EBITDA margin was 7.8%. This performance was due to the following reasons: (i) higher amount of promotions in the quarter and the price competitiveness strategy, (ii) weak dilution of expenses due to still retracted sales, (iii) increase of leasing and nonrecurring expenses, and (iv) performance of Sendas Distribuidora.

Net of nonrecurring expenses and the leasing of the 60 stores (which were not reflected in the previous year), EBITDA would have grown 1.1%, with an EBITDA margin of 8.8% (as compared to 9.2% in the 2Q05).

Financial Income Average interest rates and debt with banks were smaller in the period.

Financial expenses in the quarter amounted to R$ 152.1 million, corresponding to a 15.0% drop in relation to the previous year. Two events contributed to this result: the average interest rate was smaller than in the previous year and the smaller debt with banks.

Financial revenues totaled R$ 94.5 million, 18.3% lower than the revenues posted in the 2Q05, as a result of the higher amount of promotions in the quarter, primarily for selling consumer electronics (due to the World Cup), with a higher volume of installment sales by credit card, not bearing interest.

As a result, net financial expenses amounted to R$ 57.7 million, 8.9% lower than the same quarter of the previous year.

Equity Income FIC products amounted to R$762.4 million in receivables. Equity income is still negative, but as within expectations.

FIC (Financeira Itaú CBD), a company that offers financial products and services for CBD customers, with a portfolio of over 4 million clients, substantially contributed to the Company’s sales in the quarter.

During the period, FIC generated a negative result amounting to R$ 12.2 million for CBD, in line with expectations. Second-quarter revenues increased 34% as compared to the first quarter, consistent with the payoff curve of financing products and services. Provisions for losses were adjusted and included the client portfolio increases in the last quarters.

FIC keeps aiming at growth and increase of its active clients base, and reached 13.7% share in the Company’s sales in the quarter.

As a result of the selling of financial products offered in 323 of the Company’s stores, FIC’s receivables amounted to R$ 762.4 million in the end of the period.

It is expected that the negative results will be reduced in the second half and FIC will reach break-even in 2007. FIC’s current shareholders’ equity is an estimated R$ 86.7 million.

Non-Operating Income Closing of stores affects the results.

Non-operating income for the quarter was a negative R$ 17.4 million, influenced by the write-off of assets related to the closing of 18 stores (R$ 25.2 million). However, this was partially offset by revenue of R$ 7.8 million related to the fulfillment of the performance goals set forth in the partnership with Itaú.

As part of the strategy adopted by the Company, which includes the pursuit of higher profitability, 18 stores were closed in the period. In addition to not being very representative in terms of sales, they had operating and financial indicators lower than the Company’s average.

Minority Interest: Sendas Distribuidora More aggressive prices to face competition in Rio de Janeiro.

In the 2Q06, CBD adopted a more aggressive strategy of price reduction in Rio de Janeiro to face the stiff competition in that state. This positioning had an impact on the gross margin of the Sendas flag, which was substantially lower than the Company’s consolidated gross margin. In addition, the calendar effect and the lower dilution on expenses resulted in an EBITDA margin of only 2.6% in the period, lower than the 5.8% posted in the 2Q05.

The performance of Sendas Distribuidora was also strongly impacted by the high financial income (a negative R$ 38.2 million) and the non-operating result (a negative R$ 11.9 million), due to the closing of stores. As a result, net income for the quarter was a negative R$ 46.2 million, generating a minority interest income for CBD amounting to R$ 26.5 million (R$ 15.2 million in the 2Q05).

Among the Company’s main efforts for the next quarters are the recovery of profitability, through productivity increase and reduction of expenses, and the consolidation of Sendas’ positioning in the Rio de Janeiro market.

Net Income Income is affected by the closing of stores and restructuring.

CBD posted a R$ 41.0 million net income in the quarter, a 36.1% decrease in relation to the R$ 64.2 million net income obtained in the same period of 2005. This reduction occurred primarily due to non-operating income as a result of the closing of stores and non-recurring expenses related to restructuring expenses.

Investments The amount allocated in the quarter totaled R$ 142.0 million.

In the 2Q06, CBD invested R$ 142.0 million (as compared to R$ 195.2 million in the 2Q05), primarily allocated to the construction of new stores (which will open in the second half), the renovation of stores, and the advanced acquisition of strategic land to ensure future investment plans.

In the first half, investments amounted to R$ 283.0 million as compared to R$ 334.1 million in the same period of the previous year.

Quarterly highlights were:

-	Beginning of the construction of two Extra hypermarkets, one CompreBem store and two Pão de Açúcar stores, expected to be opened in the second half of 2006;

-	Conversion of two Pão de Açúcar stores to the CompreBem;

-	Opening of five gas stations in São Paulo and six drugstores - five in São Paulo and one in Pernambuco;

-	Construction of gas stations and drugstores;

-	Renovation of stores;

-	Acquisition of land that will be used to build new stores;

-	Investments in IT and logistics.

Consolidated Income Statement – Corporate Law Method (thousand R$)

	2nd Quarter			1st Half
	2006	2005	%	2006	2005	%
Gross Sales Revenue	3,977,301	3,791,650	4.9%	7,902,029	7,734,912	2.2%
Net Sales Revenue	3,333,295	3,157,147	5.6%	6,638,262	6,423,233	3.3%
Cost of Goods Sold	(2,362,233)	(2,193,127)	7.7%	(4,684,328)	(4,515,994)	3.7%
Gross Profit	971,062	964,020	0.7%	1,953,934	1,907,239	2.4%

Operating (Expenses) Income
Selling	(591,646)	(557,934)	6.0%	(1,179,550)	(1,109,457)	6.3%
General and Administrative	(117,927)	(114,611)	2.9%	(235,046)	(234,013)	0.4%
Total Operating Expenses	(709,573)	(672,545)	5.5%	(1,414,596)	(1,343,470)	5.3%
Earnings before interest, taxes, depreciation, amortization-EBITDA	261,489	291,475	-10.3%	539,338	563,769	-4.3%
Depreciation and Amortization	(132,184)	(129,472)	2.1%	(252,333)	(251,210)	0.4%
Earnings before interest and taxes -EBIT	129,305	162,003	-20.2%	287,005	312,559	-8.2%
Taxes and Charges	(19,758)	(18,409)	7.3%	(38,145)	(35,474)	7.5%
Financial Income	94,458	115,635	-18.3%	196,431	217,709	-9.8%
Financial Expenses	(152,108)	(178,925)	-15.0%	(321,279)	(349,293)	-8.0%
Net Financial Income (Expense)	(57,650)	(63,290)	-8.9%	(124,848)	(131,584)	-5.1%
Equity Income/Loss	(12,150)	(5,370)		(26,932)	(5,745)
Operating Result	39,747	74,934	-47.0%	97,080	139,756	-30.5%
Non-Operating Result	(17,424)	(718)		(10,138)	(7,544)
Income Before Income Tax	22,323	74,216	-69.9%	86,942	132,212	-34.2%
Income Tax	(4,845)	(21,757)		(22,279)	(34,753)
Income Before Minority Interest	17,478	52,459	-66.7%	64,663	97,459	-33.7%
Minority Interest	26,523	15,203		42,509	27,941
Income Before Profit Sharing	44,001	67,662	-35.0%	107,172	125,400	-14.5%
Employees' Profit Sharing	(3,000)	(3,500)		(6,000)	(3,500)
Net Income	41,001	64,162	-36.1%	101,172	121,900	-17.0%
Net Income per 1,000 shares	0.36	0.57	-36.2%	0.89	1.07	-17.2%
N° of shares (in thousand)	113,771,379	113,522,239		113,771,379	113,522,239

% of Net Sales	2Q06	2Q05		1H06	1H05
Gross Profit	29.1%	30.5%		29.4%	29.7%
Total Operating Expenses	-21.3%	-21.3%		-21.3%	-20.9%
Selling	-17.8%	-17.7%		-17.8%	-17.3%
General and Administrative	-3.5%	-3.6%		-3.5%	-3.6%
EBITDA	7.8%	9.2%		8.1%	8.8%
Depreciation and Amortization	-4.0%	-4.1%		-3.8%	-3.9%
EBIT	3.9%	5.1%		4.3%	4.9%
Taxes and Charges	-0.6%	-0.6%		-0.6%	-0.6%
Net Financial Income (Expense)	-1.7%	-2.0%		-1.9%	-2.1%
Non-Operating Result	-0.5%	0.0%		-0.2%	-0.1%
Income Before Income Tax	0.7%	2.4%		1.3%	2.1%
Income Tax	-0.2%	-0.7%		-0.3%	-0.5%
Minority Interest/Employees' Profit	0.7%	0.4%		0.6%	0.4%
Net Income	1.2%	2.0%		1.5%	1.9%

Consolidated Balance Sheet – Corporate Law Method (thousand R$)

ASSETS	2nd Quarter/06	1st Quarter/06
Current Assets	4,296,293	4,648,031
Cash and Banks	74,783	73,066
Short-Term Investments	1,305,637	1,628,541
Credit	152,915	169,828
Installment Sales	508	1,867
Post-Dated Checks	8,885	16,691
Credit Cards	133,266	145,661
Tickets, vouchers and others	15,952	7,832
Allowance for Doubtful Accounts	(5,696)	(2,223)
Account receivable from vendors	204,345	171,598
Receivables Securitization Fund	722,023	757,302
Inventories	1,129,531	1,133,354
Taxes recoverable	460,975	472,820
Advances to suppliers and employees	41,864	40,415
Others	204,220	201,107
Long-Term Assets	1,005,440	990,465
Accounts Receivable	326,140	323,478
Deferred Income Tax	395,688	394,822
Deposits for Legal Appeals	248,704	241,874
Others	34,908	30,291
Permanent Assets	5,068,245	5,085,655
Investments	200,603	217,951
Property, Plant and Equipment	3,939,456	3,913,026
Deferred Charges	928,186	954,678
TOTAL ASSETS	10,369,978	10,724,151

LIABILITIES	2nd Quarter/06	1st Quarter/06
Current Liabilities	2,213,103	2,493,435
Suppliers	1,250,622	1,327,874
Financing	433,942	596,666
Real State Financing	60,567	56,762
Debentures	15,066	-
Salaries and Payroll Charges	165,827	141,788
Taxes and Social Contributions	81,351	84,605
Proposed Dividends	-	62,053
Others	205,728	223,687
Long-Term Liabilities	3,551,241	3,646,772
Financing	1,017,305	1,055,882
Recallable Fund Quotas (FIDC)	686,030	769,478
Debentures	401,490	401,490
Taxes in Installments	299,754	307,098
Provision for Contingencies	1,146,662	1,112,824
Minority Interests	244,878	271,401
Shareholder’s Equity	4,360,756	4,312,543
Capital	3,954,629	3,680,240
Capital Reserves	406,127	632,303
TOTAL LIABILITIES	10,369,978	10,724,151

Consolidated Cash Flows – Corporate Law Method (thousand R$)

	June 30th
Cash flow from operating activities	2006	2005
Net income for the year	101,172	121,900
Adjustment to reconcile net income
Deferred income tax	(36,659)	(30,832)
Residual value of permanent asset disposals	25,205	7,603
Net gains from shareholding dilution	(16,218)	-
Depreciation and amortization	252,333	251,210
Interest and monetary variations, net of payments	93,774	34,722
Equity results	26,932	5,745
Provision for contingencies	23,464	23,444
Minority interest	(42,509)	(27,941)
	427,494	385,851
(Increase) decrease in assets
Trade accounts receivable	346,532	154,036
Advances to suppliers and employees	(6,052)	(13,704)
Inventories	(14,245)	105,788
Taxes recoverable	20,794	38,070
Others assets	(38,708)	10,698
Related parties	(20,021)	(1,295)
Judicial Deposits	(14,582)	(9,737)
	273,718	283,856
Increase (decrease) in liabilities
Suppliers	(403,612)	(513,023)
Salaries and payroll charges	8,188	9,763
Taxes and social contributions payable	(41,764)	2,454
Others accounts payable	16,074	17,868
	(421,114)	(482,938)
Net cash flow generated by operating activities	280,098	186,769

	June 30th
	2006	2005
Net Cash from investing activities
Acquisition of companies	(8,600)	(2,000)
Acquisition of property and equipment	(257,980)	(348,897)
Increase in deferred charges	(11,078)	(1,872)
Property and equipment sales	-	7,500
Net cash flow used in investing activities	(277,658)	(345,269)
Cash Flow from Financing Activities
Capital Increase	7,212
Financing
Funding and Re-Financing	88,819	706,871
Payments	(366,835)	(901,781)
Dividend payments	(62,053)	(84,154)
Net cash flow generation (expenditure) in financing activities	(332,857)	(279,064)
Net decrease in cash and cash equivalents	(329,148)	437,564
Cash and cash equivalents at end of the period	1,380,420	741,906
Cash and cash equivalents at beginning of the period	1,710,837	1,179,470
Changes in cash and cash equivalents	(330,417)	(437,564)
Cash flow supplemental information
Interest paid on loans and financings	173,492	292,261

Gross Sales per Format (R$ thousand)

1st Quarter	2006	%	2005	%	Var.(%)
Pão de Açúcar*	900,529	22.9%	1,012,458	25.7%	-11.1%
Extra	1,956,708	49.9%	1,902,936	48.3%	2.8%
CompreBem	657,501	16.8%	650,157	16.5%	1.1%
Extra Eletro	76,644	1.9%	68,325	1.7%	12.2%
Sendas**	333,346	8.5%	309,386	7.8%	7.7%
CBD	3,924,728	100.0%	3,943,262	100.0%	-0.5%

2nd Quarter	2006	%	2005	%	Var.(%)
Pão de Açúcar*	911,005	22.9%	978,611	25.8%	-6.9%
Extra	2,022,318	50.9%	1,822,881	48.1%	10.9%
CompreBem	632,943	15.9%	605,921	16.0%	4.5%
Extra Eletro	87,551	2.2%	67,889	1.8%	29.0%
Sendas**	323,484	8.1%	316,348	8.3%	2.3%
CBD	3,977,301	100.0%	3,791,650	100.0%	4.9%

1st Half	2006	%	2005	%	Var.(%)
Pão de Açúcar*	1,811,534	22.9%	1,991,069	25.7%	-9.0%
Extra	3,979,026	50.4%	3,725,817	48.2%	6.8%
CompreBem	1,290,444	16.3%	1,256,078	16.2%	2.7%
Extra Eletro	164,195	2.1%	136,214	1.8%	20.5%
Sendas**	656,830	8.3%	625,734	8.1%	5.0%
CBD	7,902,029	100.0%	7,734,912	100.0%	2.2%

Net Sales per Format (R$ thousand)

1st Quarter	2006	%	2005	%	Var.(%)
Pão de Açúcar	751,948	22.7%	835,688	25.6%	-10.0%
Extra	1,642,121	49.7%	1,567,277	48.0%	4.8%
CompreBem	558,544	16.9%	543,638	16.6%	2.7%
Extra Eletro	59,626	1.8%	51,314	1.6%	16.2%
Sendas*	292,728	8.9%	268,169	8.2%	9.2%
CBD	3,304,967	100.0%	3,266,086	100.0%	1.2%

2nd Quarter	2006	%	2005	%	Var.(%)
Pão de Açúcar	755,975	22.7%	808,033	25.6%	-6.4%
Extra	1,690,149	50.8%	1,512,706	48.0%	11.7%
CompreBem	534,129	16.0%	509,211	16.1%	4.9%
Extra Eletro	68,298	2.0%	51,481	1.6%	32.7%
Sendas*	284,743	8.5%	275,716	8.7%	3.3%
CBD	3,333,295	100.0%	3,157,147	100.0%	5.6%

1st Half	2006	%	2005	%	Var.(%)
Pão de Açúcar	1,507,923	22.7%	1,643,721	25.6%	-8.3%
Extra	3,332,270	50.2%	3,079,983	48.0%	8.2%
CompreBem	1,092,673	16.5%	1,052,849	16.3%	3.8%
Extra Eletro	127,924	1.9%	102,795	1.6%	24.4%
Sendas*	577,471	8.7%	543,885	8.5%	6.2%
CBD	6,638,262	100.0%	6,423,233	100.0%	3.3%

*Sales growth in Pão de Açúcar format were affected by the closing of 21 stores and by the conversion of 14 stores in to CompreBem format between 2005 and 2006.
**Sendas banner which is part of Sendas Distribuidora S/A

Sales Breakdown (% of Net Sales)

	2006			2005
	1st Q	2nd Q	1st H	1st Q	2nd Q	1st H
Cash	50.0%	48.8%	49.4%	51.8%	50.5%	51.2%
Credit Card	38.1%	39.2%	38.6%	36.5%	36.7%	36.5%
Food Voucher	7.9%	7.7%	7.8%	7.3%	7.4%	7.4%
Credit	4.0%	4.3%	4.2%	4.4%	5.4%	4.9%
Post-dated Checks	2.2%	2.1%	2.2%	3.0%	3.2%	3.1%
Installment Sales	1.8%	2.2%	2.0%	1.4%	2.2%	1.8%

Stores by Format

	Pão de Açúcar	Extra	Extra- Eletro	CompreBem	Sendas	CBD	Sales Area (m2)	Number of Employees
12/31/2005	185	79	50	176	66	556	1,206,254	62,803
Opened		1				1
Closed	(2)			(1)		(3)
Converted						-
3/31/2006	183	80	50	175	66	554	1,206,632	61,344
Opened						-
Closed	(13)			(2)	(3)	(18)
Converted	(2)			2		-
6/30/2006	168	80	50	175	63	536	1,181,516	60,618

2Q06 Results Conference Call

CBD will host conference calls to discuss 2Q06 results on Thursday, August 10th, 2006.

Conference Call in Portuguese with simultaneous translation into English:

9:30 AM (US-ET); 10:30 AM (Brasília Time).

For the Portuguese Conference Call (audio in Portuguese, posting questions in Portuguese for Q&A), please call (55 11) 4688-6301, code: CBD, few minutes prior to the scheduled time. Webcast available through the website www.cbd-ri.com.br. Replay available after the end of the conference call in the phone number (55 11) 4688-6255, code: 481.

For the English Conference Call (audio in English – simultaneous translation, posting questions in English for Q&A), please call (+1 973) 935-2401, code: CBD or 7623109, few minutes prior to the scheduled time. Webcast available through the website www.cbd-ri.com.br/eng. Replay available after the end of the conference call in the phone number (+1 973) 341-3080, code: 7623109.

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO	MZ Consult
Daniela Sabbag	Tereza Kaneta
Investor Relations Officer	Phone: 55 (11) 3186-3772
Phone: 55 (11) 3886 0421 Fax: 55 (11) 3884 2677	E-mail: tereza.kaneta@mz-r.com
E-mail: cbd.ri@paodeacucar.com.br

Website:  http://www.cbd-ri.com.br/eng

Statements included in this report regarding the Company’s business outlooks, the previews on operating and financial results, and referring to the Company’s growth potential are merely projections and were based on Management’s expectations regarding the Company’s future. Those projections are highly dependent on market changes, Brazilian general economic performance, industry and international markets, and are therefore subject to change.